

umicore

Office of International Corporate Finance
U.S. Securities and Exchange Commission
450 Fifth Street, NW

Washington, DC 20549-0302
USA

For the attention of Mr Paul M. Dudek



LegalCorp
Brussels, February 20, 2007

Dear Sir,

Umicore
Rule 12g3-2(b) Exemption No. 82-3876

Please find enclosed herewith, pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, copy of the following documents:

- The press release, dated January 18, 2007; entitled "Umicore acquires U.S. contact materials producer";
- The press release, dated February 15, 2007, entitled "Results 2006"; and
- The convening notice to the extraordinary general meeting to be held on March 22, 2007.

Yours sincerely,

Umicore

J. Beeckmans
Manager Legal Corp. Dpt.

A. Godefroid
Corporate Vice President
Legal & Environmental Affairs

Encl.

Umicore
Naamloze vennootschap · Société Anonyme
Legal Department
Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium

Tel +32 2 227 73 42
Fax +32 2 227 79 13
www.umicore.com

VAT BE401 574 852
RPM/RPR 0401 574 852
Bank 210-0052900-87
IBAN BE 67 2100 0529 0087 · BIC GEBABEBB

Registered Office Broekstraat 31 Rue du Marais, B-1000 Brussels, Belgium



umicore

Press-release 15 February 2007

2006 RESULTS

HIGHLIGHTS

Umicore achieved record results in 2006, driven by solid performances from all businesses and an outstanding contribution from Precious Metals Services. The transformation of the company as a materials technology group with leading positions in each of its businesses has now reached a decisive point with the carve-out and planned joint venture of the Zinc Alloys activities. The foundations for future growth continued to be laid through high levels of R&D spending and a number of internal and external expansion projects.

- **Revenues of € 1,919 million (up by 11%)**
- **EBITDA of € 503.4 million (up by 29%)**
- **Recurring EBIT of € 336.1 million (up by 44%)**
- **Net recurring profit (Group share) of € 219.4 million (up by 45%)**
- **Adjusted EPS of € 8.53 (up by 44%)**
- **ROCE at 16.5%**
- **Proposed dividend of € 2.10**

Advanced Materials: the strong performance in most businesses was offset by weakness in Tool Materials and currency headwinds.

Precious Metals Products and Catalysts: growth driven by Automotive Catalysts and Technical Materials; stable performance in the other businesses. The business group now also incorporates the fuel cells activities, in the newly named business unit Catalyst Technologies.

Precious Metals Services: the outstanding performance was driven by the confluence of excellent operating performance and market conditions.

Zinc Specialties: improved performance for the business group. Zinc Chemicals produced a very strong performance. The upside from a soaring zinc price in Zinc Alloys was limited due to the strategic hedges and reduced treatment charges. The high zinc price drove a significant but temporary increase in working capital.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels
www.umicore.com

Phone: +32 2 227 71 28
Fax: +32 2 227 79 03
e-mail: info@umicore.com

BTW: BE401 574 852
Bank: 210-0053806-23
TRB : 85382

umicore

Key figures (in million €)	H2 2005	H2 2006	2005	2006
Turnover	3,303.0	4,294.0	6,566.5	8,815.0
Revenues (excluding metal)	863.9	974.1	1,725.0	1,918.6
Recurring EBIT	111.4	175.6	233.1	336.1
of which associates	17.6	27.0	34.0	55.7
Non-recurring EBIT	(0.5)	(16.6)	(40.3)	(15.2)
IAS 39 effect	(9.1)	(28.2)	(9.1)	(33.0)
Total EBIT	101.8	130.8	183.7	287.9
Recurring EBIT margin	10.9%	15.3%	11.5%	14.6%
Result from discontinued operations	4.2	-	20.8	-
Net consolidated profit, Group share, before non-recurring items, without discontinued operations	74.3	109.9	151.5	219.4
Net consolidated profit, Group share, with discontinued operations	76.0	87.7	142.2	195.8
EBITDA	186.3	252.0	390.1	503.4
Capital expenditure	91.7	75.4	145.4	137.6
Cash flow before financing	(59.5)	13.0	133.1	(213.3)
Consolidated net financial debt, end of period	509.6	773.1	509.6	773.1
Net debt / (net debt + equity), end of period	33.4%	43.9%	33.4%	43.9%
Capital employed, end of period	1,788.4	2,209.4	1,788.4	2,209.4
Capital employed, average	1,718	2,147	1,713	2,042
Return on Capital Employed (ROCE)	12.9%	16.4%	13.6%	16.5%
Total shares outstanding, end of period	25,811,050	26,010,025	25,811,050	26,010,025
Average number of shares, basic EPS	25,093,327	25,347,530	25,035,626	25,273,277
Average number of shares, fully diluted EPS	25,593,634	25,776,742	25,535,932	25,729,299
EPS excluding discontinued operations (€ / share)				
EPS, basic	2.86	3.46	4.85	7.75
EPS, diluted	2.80	3.40	4.76	7.61
EPS adjusted, basic	2.96	4.33	6.05	8.68
EPS adjusted, diluted	2.90	4.26	5.93	8.53
EPS including discontinued operations (€ / share)				
EPS, basic	3.03	3.46	5.68	7.75
EPS , diluted	2.97	3.40	5.57	7.61
Workforce, end of period	14,142	17,180	14,142	17,180
of which associates	4,314	5,938	4,314	5,938

Contribution to recurring EBIT (in million €)	H2 2005	H2 2006	2005	2006
Advanced Materials	31.7	28.5	59.4	52.9
Precious Metals Products & Catalysts	64.6	67.3	136.1	139.0
Precious Metals Services	27.8	69.1	56.8	131.3
Zinc Specialties	7.8	31.1	24.7	58.3
Corporate	(20.5)	(20.4)	(43.9)	(45.3)
Total	111.4	175.6	233.1	336.1
including Group share in net profit from associates	17.6	27.0	34.0	55.7

Revenues


ZS
24%
AM
15%
PMS
17%
PMP&C
44%

EBIT, recurring


ZS
15%
AM
14%
PMS
34%
PMP&C
37%

Capital employed, average


ZS
31%
AM
19%
PMS
14%
PMP&C
36%

Workforce, end of period


ZS
33%
AM
34%
PMS
8%
PMP&C
25%

AM = Advanced Materials, PMP&C = Precious Metals Products & Catalysts, PMS = Precious Metals Services, ZS = Zinc Specialties, Corporate not included

ADVANCED MATERIALS

Key figures (in million €)	H2 2005	H2 2006	2005	2006
Turnover	210.5	341.1	456.4	606.4
Revenues (excluding metal)	136.5	143.5	275.1	287.2
Recurring EBIT	31.7	28.5	59.4	52.9
of which associates	11.4	13.7	18.4	22.3
Recurring EBIT margin	14.9%	10.4%	14.9%	10.6%
EBITDA	46.1	40.7	83.6	77.1
Capital expenditure	9.7	8.3	22.2	15.8
Capital employed, average	374.2	387.9	387.0	380.9
Return on Capital Employed (ROCE)	16.8%	14.7%	15.2%	13.9%
Workforce, end of period	4,330	5,515	4,330	5,515
of which associates	2,935	4,139	2,935	4,139

Reduced margins and volumes in Tool Materials and a lower received US dollar / Euro exchange rate negatively impacted the overall performance. This more than offset the robust growth experienced by most other business lines.

Specialty Oxides & Chemicals

Sales volumes of lithium cobaltite for **Rechargeable Batteries** increased substantially, especially in the second half. The demand for laptop computers and cellular phones continued to grow at double-digit rates. The pressure imposed by the portable electronics industry on prices resulted in lower premiums. Regular deliveries of the low cobalt-containing Cellcore MX material commenced in the second half. Power tools and hybrid vehicles are new markets for lithium-ion technology. Umicore is developing specific products for these demanding applications.

Ceramics & Chemicals' margins were affected by aggressive competition in all regions, particularly during the second half. Sales volumes of cobalt-containing compounds were down year-on-year; annual sales of nickel-containing compounds were flat. The unit continues to differentiate its offering through tailor-made packages including a distribution network, more specialised products and recycling services, and a focus on the higher-end segments in plating, catalysis and carboxylates.

The contribution of the cobalt refining activities was negatively impacted by the lower cobalt price and resulting reduction in refining margins.

Engineered Metal Powders

Tool Materials experienced a difficult year; sales to the hard metal sector were down year-on-year, despite increased activity in the main end-user sectors. Technological improvements in tool manufacturing allow the use of less cobalt. In diamond tools, the Asian market has seen the emergence of new Chinese players alongside the South Korean manufacturers. In the European market, stone processing activity has been shifting to Eastern Europe, China and India, thereby limiting the available market for Western European tool manufacturers. In this context, there was strong pressure on margins. The unit initiated a reconfiguration of its production which led to the discontinuation of cobalt powder manufacturing in the US.

In **Primary Batteries**, demand in Europe fell year-on-year, while the American and Asian market remained strong. Revenues in the business were flat. Production in Belgium decreased as the business switched its focus exclusively to higher-

quality products. Production in China increased but premiums remained low as a result of strong local competition. The second half performance was affected by customers destocking materials purchased in the first half in anticipation of a rising zinc price.

Electro-Optic Materials

Sales volumes of germanium **Substrates** were well above those of last year, particularly in the second half. Demand from the satellite industry remained strong. Sales for LED (Light Emitting Diode) applications continued to grow. Concentrator photovoltaics using germanium substrates, continued to show promise for terrestrial applications. One on-going project in Australia has targeted a capacity of 150 MW, offering the ability to deliver power to more than 50,000 homes. Significant volume increases for this application cannot be expected in the very short term as the technology needs time to develop a track record and gain wider acceptance. The silicon wafer facility in Boston, USA, was sold in early 2007.

In **Optics**, sales of germanium blanks grew as the business line gained market share, mainly in the US. Production and sales of finished optics (such as GASIR® lenses) grew steadily through the year both in automotive (driver vision enhancement) and non-automotive applications. The infra-red lens business of US-based L-3, acquired in April 2006, complements Umicore's portfolio of chalcogenide infrared glass materials and has given access to new customers in the automotive sector. Sales volumes of germanium tetrachloride, used in optical fibres, increased as Umicore's customers gained market share.

Germanium refining volumes increased, mainly as a result of the treatment of secondary materials. As the germanium price has increased so too has the incentive for customers to recycle their materials. The refinery in Olen, Belgium, offers the flexibility to choose the optimum mix of input materials. The investment in the Chinese refining and transformation operation (Dong Chuan) will be finalized in the first quarter of 2007 and will further improve the global position of the business.

Element Six Abrasives

Element Six Abrasives recorded a strong year and its contribution to Umicore's results was up. Sales volumes of diamond grit continued to grow in line with the activity levels in the construction sector, although prices remain under pressure from Chinese competitors. Element Six Abrasives responded by lowering its production costs through its expansion to lower cost countries such as Ukraine and by increasing the focus on products with greater added value such as polycrystalline materials. Strong growth was recorded in products for cutting tools, especially in the metalworking market. Sales of products for drilling applications grew substantially, driven by demand in the oil and gas drilling sector. Diamond drilling bits continued to substitute conventional carbide-based products. The integration of the recent Ukrainian acquisition and the start up of the Chinese plant have been completed successfully.

umicore

PRECIOUS METALS PRODUCTS & CATALYSTS

Key figures (in million €)	H2 2005	H2 2006	2005	2006
Turnover	959.8	1,254.1	1,860.6	2,502.2
Revenues (excluding metal)	390.8	410.9	766.2	837.6
Recurring EBIT	64.6	67.3	136.1	139.0
of which associates	3.3	4.7	8.4	9.1
Recurring EBIT margin	15.7%	15.2%	16.7%	15.5%
EBITDA	86.4	86.5	177.7	181.1
Capital expenditure	29.4	14.5	43.6	32.7
Capital employed, average	628.0	700.9	610.1	695.1
Return on Capital Employed (ROCE)	20.6%	19.2%	22.3%	20.0%
Workforce, end of period	3,420	4,022	3,420	4,022
of which associates	220	263	220	263

The Automotive Catalysts and Technical Materials businesses continued to drive the growth of the business group.

Umicore has decided to group its other non-automotive catalyst product activities in the former business unit Precious Metals Chemistry, thereby extending its scope to Fuel Cells and GTL (Gas-To-Liquid) catalyst activities. As a consequence the name of the business unit was changed to Catalyst Technologies. The changes are retroactive to 1 July 2006. This led to the transfer of some € 4 million of research expenses in the second half, which formerly would have been recorded under corporate expenses.

Automotive Catalysts

Global automotive production grew by 1% in the second half (3% for the full year). Production levels of light-duty vehicles in the US fell by 3% year-on-year. Moderate US growth in the first half was followed by a fall of some 8% in the second half. The domestic US car companies lost a further 3% market share, mainly to Asian transplant producers. At the North American International Auto Show in January 2007 in Detroit, new 'clean diesel' technology was unveiled by DaimlerChrysler. The introduction came shortly after the nationwide availability of low sulphur diesel in the US. These developments could facilitate increased penetration of diesel-powered light duty vehicles in the US.

European light duty vehicle production in the second half remained at similar levels compared to the first six months. Full year production was up by 2% compared with 2005. The share of diesel powered vehicles stabilized at slightly above 50% of all light duty vehicle sales. The market for diesel particulate filters (DPFs) has been somewhat slower to develop than had been anticipated. However, the Euro V standards for emission norms have now been ratified for introduction in 2009 and this, together with tax incentive programs in some countries like Germany, bodes well for the evolution of the DPF market.

In Asia, growth continued to be driven by auto production in China where annual output grew by 22%. Other Asian countries showed steady growth. The South American market continued its recovery with an increase of 8% in production numbers compared to 2005.

Overall, Umicore's sales volumes grew steadily throughout the year, notably in Asia. Umicore's second production line in Suzhou, China, was opened in the third quarter and by the end of the year was already achieving good levels of utilization. Sales in Europe and North America were robust despite the difficult picture in light duty vehicle production in the US.

The business unit further intensified its research and development activities, particularly in heavy-duty diesel (HDD) for on-road and non-road applications. This will continue to be supplemented by infrastructure investments that will provide Umicore with HDD production and testing capabilities across the globe.

Technical Materials

Revenues in **Platinum Engineered Materials** were up substantially. As anticipated, fourth quarter deliveries more than compensated for the slower pace of deliveries earlier in the year. Demand has increased due to new LCD glass plants being built in Asia and some non-LCD-related projects in Europe. Umicore's total system approach, which focuses on customer savings through reductions in installed metal content and extended product durability, enabled the business to grow despite the general pressure on pricing in the LCD sector. Lower year-on-year sales of platinum gauzes were largely the result of lower demand from Ukraine where gas shortages curtailed production of ammonia for fertilizers.

Sales of wires and pastes in **Electronic Packaging Materials** were driven by good growth in the electronics sector. The business also benefited from its exposure to certain applications such as vacuum switches and magnetron components, which grew faster than the general electronics market in 2006. The unit's co-operation with South Korean producer Duksan, which specializes in ball grid arrays, and in which Umicore has taken a minority share, started positively in the second half.

In **Contact Materials**, sales volumes increased, partially as a result of the contribution of Umicore Technical Materials Suzhou, acquired at the beginning of the year. The costs related to the integration and set up of this operation weighed on the overall performance, mainly in the first half. Sales to European customers improved as key customers increased their presence in overseas markets – notably Asia. Exports from the Brazilian operations to the US were impacted negatively by the strength of the Brazilian real relative to the US dollar. The recent acquisition of Ames Electro Materials Corporation, will strengthen the presence of the business in the US.

BrazeTec recorded strong growth in 2006. The activities in Europe were driven by higher sales volumes of alloys for use in metallurgical applications. The new paste business for chemical applications grew strongly. Overall, the levels of premiums remained stable. The newly acquired Chinese operations performed well, particularly in the second half.

Jewellery & Electroplating

The **Jewellery & Industrial Metals** business saw a clear uplift in the second half. The better second half growth in the German domestic decorative market partially compensated the slowdown in the first half when deliveries of silver coin blanks were at lower levels. Exports from Germany to the rest of Europe grew as a result of the unit's locally-tailored marketing efforts. The overall product mix improved with an increase in sales of higher added value products such as application-specific alloys for the semiconductor and chemical industries. The gold and silver recycling activities benefited from the high prices of these metals.

Revenues in the **Electroplating** business were steady throughout the year and overall were above those of the previous year. Sales volumes grew in both high-end products and services for electrical and electronic applications (such as printed circuit boards), and platinum and palladium-based electrolytes used in jewellery and other decorative applications. The business benefited from the continued evolution away from generic products to a total system approach, where electroplating applications are co-developed with customers.

Thin Film Products

Revenues in the **Displays** business were lower as a result of the price erosion in the LCD sector. However, sales volumes increased significantly with deliveries of ITO boosted by the introduction of larger tiles. Umicore is developing a rotatable ITO target for use in new generation coating machines, which allows more efficient use of the coating material.

The business line **Electronics & Data Storage** experienced a very strong year. Revenues in electronics grew substantially, outpacing the demand growth in the semiconductor sector. Sales of products for data storage applications picked up in the second half. Pricing, however, remains an issue in this market. The business line is addressing increased demand for thin film conductive coatings in terrestrial solar cell applications.

The business line **Optics & Wear Protection** recorded double digit volume growth compared to 2005. The acquisition of JuBo, the largest Chinese supplier of evaporation materials for optical applications, was finalized on 15 Jan, 2007. Sales in wear protection remained healthy, despite signs of more intense competition.

Catalyst Technologies

Sales of **Inorganic Compounds** continued to grow in line with increased demand from the automotive and plating industries.

Sales of **Organo-Metallic Chemicals** also grew, although from a small base. Volumes were driven by demand from the pharmaceutical and bulk chemicals sectors.

Heterogeneous Catalysts groups Umicore's other non-automotive catalyst activities. Umicore develops catalyst materials for fuel cells, which fall outside the scope of its SolviCore joint venture. These developments are primarily sold to the automotive sector and SolviCore. Commercial progress was also made in reforming catalysts (used to transform liquid fuels into hydrogen) and GTL catalysts.

The new **SolviCore** venture with Solvay, operational since 1 July 2006, experienced a strong start. Pre-commercial developments, in partnership with leading players in the fuel cell field, continued to gather pace for micro-portable applications and automotive projects.

PRECIOUS METALS SERVICES

Key figures (in million €)	H2 2005	H2 2006	2005	2006
Turnover	1,587.5	1,708.2	3,133.0	4,005.7
Revenues (excluding metal)	117.0	158.4	234.5	325.0
Recurring EBIT	27.8	69.1	56.8	131.3
Recurring EBIT margin	23.8%	43.6%	24.2%	40.4%
EBITDA	45.5	85.1	97.7	162.4
Capital expenditure	18.7	11.1	23.5	20.9
Capital employed, average	264.4	274.7	254.7	276.2
Return on Capital Employed (ROCE)	21.1%	50.3%	22.3%	47.5%
Workforce, end of period	1,297	1,314	1,297	1,314

The refining activities recorded outstanding and exceptional results due to the confluence of excellent operating performance, favourable supply conditions and high metals prices. The Metals Management activities contributed strongly, driven primarily by the favourable conditions on the precious metal markets.

In line with the previously announced restructuring in Hanau (Germany), the refining activities related previously to Precious Metals Chemistry have been included in the scope of Precious Metals Services. It is expected that this will lead to further efficiency gains in the years to come.

Precious Metals Refining

The refining operations produced outstanding results. The level of earnings for 2006 was somewhat exceptional due to the confluence of strong supply conditions and a buoyant metals price environment.

The underlying supply situation, already healthy in 2005, continued to improve during 2006. Availability of by-products from non-ferrous and precious metals refineries around the world was at higher levels year-on-year. In the second half this was particularly the case for precious metals and copper residues. Supplies of electronic scrap rose steadily throughout the year. Supplies of spent automotive catalysts increased after a slow start to the year, while feed of spent petrochemical catalysts also increased. Overall, supplies of end-of-life materials constituted over 30% of input in terms of refining charges (up from 23% in 2005). The high levels of availability of most materials meant that commercial terms showed an improvement over those of 2005, particularly in the second half.

The prices of most precious and specialty metals remained at very high levels and helped the outstanding performance of the recycling business. The operating efficiency gains also contributed to the strong performance of the business. A € 50m investment in Hoboken will increase the scope for further efficiency gains from 2008. The construction phase for this project was launched during the third quarter.

€ 12.5 million has been booked in non-recurring results, relating to the planned restructuring of the Hanau-based refining activities. These operations will be integrated with the Hoboken refining activities.

Precious Metals Management

In 2006, precious metals markets were extremely strong. The markets remained buoyant in the second half after a particularly strong surge in the first six months. Platinum and ruthenium reached new historical highs of $ 1,390 / troz and $ 610 / troz respectively towards the end of the year. Price volatility of all precious metals, and for

rhodium in particular, was also a notable feature of 2006, offering greater opportunities and risks for metal traders around the world. Improved lease conditions were also available for some precious metals. The Metals Management activity was able to derive significant benefit from this unusual market environment.

Physical metal sales to industrial clients increased further despite the high precious metals prices. Sales levels of Umicore's branded ingots to investment clients soared, particularly for silver and gold.

ZINC SPECIALTIES

Key figures (in million €)	H2 2005	H2 2006	2005	2006
Turnover	462.7	986.0	940.8	1,656.9
Revenues (excluding metal)	219.3	261.7	448.4	468.8
Recurring EBIT	7.8	31.1	24.7	58.3
of which associates	2.9	8.7	7.2	24.3
Recurring EBIT margin	2.2%	8.6%	3.9%	7.3%
EBITDA	27.8	52.3	65.1	99.6
Capital expenditure	29.1	32.3	47.2	54.6
Capital employed, average	383.4	712.4	383.5	607.0
Return on Capital Employed (ROCE)	3.8%	8.7%	6.1%	9.6%
Workforce, end of period	3,977	5,275	3,977	5,275
of which associates	1,159	1,536	1,159	1,536

Business group split for 2006 (in million €)	Zinc Alloys & Padaeng Industries	Zinc Chemicals & Building Products	Zinc Specialties
Turnover, external	799.5	857.5	1,656.9
Revenues (excluding metal)	233.2	235.5	468.8
Recurring EBIT	7.4	50.8	58.3
of which associates	17.5	6.7	24.3
Recurring EBIT margin	-4.3%	18.7%	7.3%
EBITDA	33.0	66.6	99.6
Capital expenditure	29.4	25.2	54.6
Capital employed, average	329.1	277.8	607.0
Return on Capital Employed (ROCE)	2.3%	18.3%	9.6%
Workforce, end of period	3,248	2,027	5,275
of which associates	1,059	477	1,536

The business group more than doubled its EBIT results, however, the ROCE was affected by the strong increase in working capital, driven by the rising zinc price. The Zinc Chemicals business recorded a particularly strong year, aided by very favourable market conditions. Building Products recovered from a difficult start to the year. Umicore's received zinc price in 2006 was approximately € 2,190 per tonne for Zinc Chemicals and Building Products, and approximately € 1,360 per tonne for Zinc Alloys and Padaeng. The zinc hedge, entered into in previous years, as well as production shortfalls during the summer months, significantly limited the earnings potential of the Zinc Alloys business.

In December, Umicore and Zinifex announced the intention to combine their respective zinc smelting

and alloying assets in a joint venture. This would create a unique entity: the world's largest producer of zinc metal with a presence on four continents. The due diligence process is progressing smoothly.

Zinc Alloys

Zinc Smelting revenues were down. The activities in Europe produced 383,000 tonnes of zinc in 2006. This was below expectations, due to production issues at the Auby and Balen plants in the second half of the year. Electricity costs were higher year-on-year. The tightness on the concentrates market meant that base treatment charges were some way below the levels received in 2005. Although market negotiations for treatment charges for 2007 are still ongoing, the indications in the concentrates market point towards a more balanced supply situation as more mining projects come on stream. Spot treatment charges have recovered from record lows to exceed $ 250 on a net basis in recent months. At the end of 2006, approximately 60% of Umicore's concentrate requirements (volumes and terms) had been secured for 2007.

The integration of Umicore Yunnan Zinc Alloys was completed in the second half and it is expected that this operation will start contributing positively to Umicore's earnings from 2007.

The **Galvanizing** business line recorded lower sales volumes in the second half as a result of the tightness of raw material supply. This market situation led to further increases in premiums in the second half, more than compensating for the lower sales volumes. The performance of Galva45 improved in the second half as a result of stronger sales to the agricultural sector.

Sales volumes of **Die-Casting** products also fell in the second half. This was more than offset by premium increases brought about by supply constraints, notably in Europe. GM Metal benefited from its recycling capabilities in the tight supply environment. The shortage of supplies in Europe meant that Umicore focused less on the Asian market than had been the case in previous years.

Padaeng

The contribution of Padaeng Industry to Umicore's earnings increased significantly in 2006, primarily due to a higher received zinc price compared with 2005.

Zinc production was down 5% due to a reduction in the grade of concentrates obtained from the Mae Sot mine and lower availability of foreign concentrates. Sales in the first half had been focused on the growing local market but demand fell in the second half due to a combination of the uncertain political situation and high zinc prices. As a result of this fall in local demand Padaeng increased its exports to other Asian markets in the fourth quarter. Overall, sales were down by 7% year-on-year.

In order to diversify its concentrate supply base, Padaeng has intensified its exploration and prospecting programme in South East Asia.

Zinc Chemicals

The second half saw continued strong sales of **Fine Zinc Powders**. Annual sales volumes were up some 12%, driven primarily by demand in Asia and the Middle East for protective coatings used on sea containers and other marine applications. Sales to the European market were also strong. The de-bottlenecking and process technology improvement programme at Umicore's operations around the world brought benefits somewhat earlier than anticipated. Sales volumes of chemical-grade powders for electrolytic refining were down year-on-year.

Sales volumes of **Zinc Oxides** were well up with both the European and Asian markets showing an improvement. Sales in the second half were somewhat lower due to the tightness in the supply of secondary zinc. These supply constraints drove up sales premiums, which were sustained at high levels throughout the year. The recycling operations benefited from the higher zinc price.

In both zinc oxides and fine powders the business unit continued to make progress with the accreditation of new products.

Building Products

Sales volumes increased moderately. As expected, deliveries in the second half were more subdued than the first six months with lower levels of pre-buying by customers. Sales were driven by strong building industry demand across Europe. Demand in new Asian markets grew strongly, although from a smaller base. Sales of surface treated products, such as pre-weathered zinc, continued to perform well and now account for more than a quarter of all

sales. The rising zinc price continued to have a negative impact on margins in the second half.

The new PIGMENTO® product line performed well. Several new product introductions were made during the second half including multi-metal ridge caps, which should enable Umicore to increase its presence in alternative roofing systems.

CORPORATE

Key figures (in million €)	H2 2005	H2 2006	2005	2006
Recurring EBIT	(20.5)	(20.4)	(43.9)	(45.3)
EBITDA	(19.5)	(12.7)	(34.1)	(16.9)
Capital expenditure	4.8	9.2	8.9	13.6
Capital employed, average	68.5	71.6	77.3	83.1
Workforce, end of period	1,118	1,054	1,118	1,054

Corporate costs were higher, largely due to the expenses involved in the preparation work for the zinc carve out and due diligence costs for the various mergers and acquisitions projects.

Umicore proceeded with the sale of several non-core assets during the period, impacting the non-recurring EBIT. These included Sibeka (and its stake in Congolese diamond mine MIBA), the investment in Adastra, the remaining 10% shareholding in Traxys and the small Sopave entity in France.

Research, Development & Innovation

Overall research expenditure was up by 2.7% amounting to € 114.8 million. At the level of the business units this was primarily due to increased efforts in heavy duty diesel technology (Automotive Catalysts), and the development of the new generation materials for rechargeable batteries.

At Group level, funding for the various venture activities was stepped up. The evolution of the Fuel Cells and GTL (Gas-To-Liquid) catalyst activities was sufficiently promising for them to be incorporated in a new business unit, Catalyst Technology, which also includes the Precious Metals Chemistry activities. The remaining venture activities include the development of a patented process to manufacture solar-grade silicon (currently one of the bottlenecks in the production of terrestrial photovoltaics) and the development of nano-powders.

The Group research and development activities have been reorganized around four competence platforms, which are supporting the business unit research activities. The platforms "Fine Particles" and "Extraction and Recycling" focus on product and process development. "EHS competences" and "Analytical Technology" aim to build on Umicore's competence in facilitating the market introduction of its products. This is becoming increasingly important, especially in a context of tighter regulation of materials and chemicals.

Environment, Health & Safety

Significant steps were taken during 2006 towards fulfilling the company's commitments to remediate historical pollution around its sites in Belgium and France. Notable progress was made around the sites of Balen, Hoboken, Olen, Overpelt (Belgium) and Auby (France). An agreement was also reached with the authorities in France concerning the planned remediation work in and around the Viviez plant.

In terms of safety, Umicore recorded the first increase in the frequency rate of workplace accidents in ten years. The accident frequency rate of 7.3 was above the level of 2005 (6.3) and above the targeted reduction to 5.0. The accident severity rate improved from 0.20 to 0.17 but was still above the targeted improvement of 0.15.

FINANCIAL HIGHLIGHTS

Dividend

Umicore's Board of Directors will propose to shareholders a gross dividend of € 2.10 per share at the Ordinary General Meeting to be held in Brussels on 25 April 2007. The dividend will be payable from 27 April 2007.

Non-recurring items

Umicore incurred an overall non-recurring operating charge of € 15.2 million. The sale of the Adastra and Sibeka investments generated income of € 11.0 million. Income of € 15.7 million was generated from additional gold-price-related settlements linked to the sale of the gold mining concession in Guinea by Umicore in 1992. This total includes the estimated present value of potential income from this source. Other Corporate items included a supplementary € 5.6 million provision for the remediation of the Viviez site (France) and its surroundings. The chosen remediation will not only address the problems relating to the past but will also reduce future operational expenditure requirements, notably regarding water treatment.

Provisions for site closures, primarily in Advanced Materials and Automotive Catalysts, totalled € 10.9 million. € 12.5 million was also taken in non-recurring results of Precious Metals Services to cover restructuring costs for the refining operations in Hanau.

In Zinc Specialties, the main non-recurring items related to provisions taken for the rehabilitation of the Calais site (€ 4.4 million) and further lifetime extension and preservation of the goethite ponds at Auby (€ 5.4 million).

Other non-recurring items totalled € -3.2 million.

IAS 39 effect on EBIT

IAS 39 had a negative effect on EBIT € 33.0 million. Of this amount, € 9.3 million concerned timing differences in revenue recognition that relate primarily to transactional hedges, mainly in Zinc Specialties. The remaining € 23.7 million effect was related to a hybrid instrument (embedded derivative) in Zinc Alloys which links part of the electricity costs to the evolution of the zinc price. Under IFRS, Umicore can only recognize the negative impact of the higher zinc price and not the underlying contracted electricity price, which is significantly better than current market prices. This impact will be reversed over the lifetime of the specific contract, which runs until 2009. All IAS 39 effects are non-cash in nature.

Financial results & taxation

Financial charges totalled € 48.4 million, including € 1.4 million IAS 39 effect. Net interest charges totalled € 33.2. million. The increased interest charge reflected the higher level of financial debt and somewhat higher average interest rates. Other charges were mainly related to the discounting applied to provisions (€ 8.3 million and of a non-cash nature), and € 6.8 million in other financial charges.

The tax charge for the period amounted to € 38.7 million. The recurring tax charge for the period was € 64.5 million, corresponding to an overall effective tax rate of 27.6% on recurring pre-tax consolidated income. A non-recurring deferred tax income of € 12.1 million was recorded (in line with the taxation status of the individual line items of the non-recurring results) along with a deferred tax income of € 13.6 million related to the IAS 39 effect.

Cash flows and debt

Operating cash flow after tax was € 20.1 million negative. Working capital requirements increased by some € 290.5 million (not including the classification effect of securitization). The increase in working capital requirements was driven primarily by the surging zinc price in 2006.

At 31 December securitized receivables stood at a level of € 125.0 million. Umicore renewed the securitization programme which expired in 2006 but, in order to avoid extra costs, elected not to make the new programme qualify as an off-balance sheet item as defined under IFRS. Therefore, and contrary to 2005, these securitized receivables have been included in the net debt total.

Capital expenditures reached € 137.6 million.

At 31 December Umicore's net financial debt stood at € 773.1 million. This represented a gearing ratio (debt / debt+equity) of 44%.

Strategic zinc hedging and sensitivities

Approximately 70% of the zinc price exposure for Zinc Alloys and Padaeng in 2007 is hedged at an average forward price of € 1,360 per tonne. Approximately 45% of the zinc price exposure for the first nine months of 2008 is hedged at an average forward price of € 1,630per tonne.

For the remaining Zinc Specialties activities, approximately 75% of the zinc price exposure for 2007 is hedged at an average forward price of € 2,290 per tonne. For 2008, 75% of the exposure is hedged at an average forward price of € 1,770 per tonne.

The sensitivity going forward of Zinc Alloys and Padaeng amounts to approximately € 18-19 million per €100 move in the zinc price per tonne. The remaining Zinc Specialties businesses have a sensitivity of approximately € 2 million per €100 move in the zinc price per tonne.

Shares

During 2006, 198,975 new shares were created related to the exercise of stock options with linked subscription rights. During the year Umicore bought back 140,030 of its own shares and used 99,375 of its treasury shares in the context of the exercise of stock options. On 31 December 2006 Umicore owned 660,852 of its own shares (2.54% of the total).

In early January 2007, Umicore bought back 142,420 of its own shares to cover the future exercise of stock options. At the time of writing Umicore owned 803,272 of its own shares, 3.09% of the total.

2007 Outlook

Advanced Materials is expected to see continued volume growth, however, with many of the trends which affected 2006 performance continuing to exert their influence.

Precious Metals Products and Catalysts is expected to show a normal growth trend, with the unit capitalizing on its well-established platform in Asia.

After an exceptional 2006, Precious Metals Services is expected to trend towards a more normalized performance level, especially in the second half.

Zinc Specialties is expected to see a noticeable performance uplift in Zinc Alloys and a consolidation of the strong performance levels of its other units.

Capital expenditure for 2007 is set to increase from 2006 levels as new growth projects get underway. These include the refining investment in Precious Metals Services and further HDD infrastructure developments in Automotive Catalysts.

Forward looking statements

This document contains forward-looking information that involves risks and uncertainties, including statements about Umicore's plans, objectives, expectations and intentions. Readers are cautioned that forward-looking statements include known and unknown risks and are subject to significant business, economic and competitive uncertainties and contingencies, many of which are beyond the control of Umicore. Should one or more of these risks, uncertainties or contingencies materialize, or should any underlying assumptions prove incorrect, actual results could vary materially from those anticipated, expected, estimated or projected. As a result, neither Umicore nor any other person assumes any responsibility for the accuracy of these forward-looking statements.

An analysts' conference call and presentation will be held at 09h30 CET in Brussels. The presentation material relating to the results, together with access details for the analysts' conference call and replay can be accessed via www.investorrelations.umicore.com as from today, 15 February 2007.

CONDENSED CONSOLIDATED FINANCIAL INFORMATION

The condensed consolidated financial information in this press release is an extract from the consolidated financial statements which will be published at the end of March 2007 for submission to the Ordinary General Meeting of Shareholders on 25 April 2007. These consolidated financial statements will be prepared in accordance with International Financial Reporting Standards as adopted by the EU.

The statutory auditor, PricewaterhouseCoopers Reviseurs d'Entreprises SCCRL, represented by Raf Vander Stichele, has confirmed that his audit work, which is substantially complete, has not revealed any significant matters requiring adjustments to the 2006 condensed consolidated income statement, balance sheet, cash flow statement or statement of recognized income and expenses included in this press release.

Consolidated income statement (in million €)	2005	2006
Turnover	6,566.5	8,815.0
Other operating income	71.3	79.4
Operating income	6,637.9	8,894.4
Raw materials and consumables	(5,408.5)	(7,484.5)
Payroll and related benefits	(574.2)	(590.2)
Depreciation and impairments	(145.3)	(156.6)
Other operating expenses	(356.9)	(436.0)
Operating expenses	(6,484.9)	(8,667.2)
Income from other financial assets	0.2	11.1
Result from operating activities	**153.2**	**238.2**
Finance cost - Net	(34.0)	(48.4)
Share in result of companies accounted for using the equity method	30.5	49.7
Profit (loss) before income tax	**149.7**	**239.5**
Income taxes	(15.9)	(38.7)
Profit (loss) from continuing operations	**133.9**	**200.8**
Profit (loss) from discontinued operations	20.8	-
Profit (loss) of the period	**154.6**	**200.8**
of which Group share	142.2	195.8
of which minority share	12.4	4.9
(in € / share)		
Basic earnings per share from continuing operations	4.85	7.75
Total basic earnings per share	5.68	7.75
Diluted earnings per share from continuing operations	4.76	7.61
Total diluted earnings per share	5.57	7.61
Dividend per share (proposed)	1.85	2.10

In 2006, Umicore introduced a new group chart of accounts into its consolidation process. As a consequence, some amounts in the 2005 accounts had to be reallocated, leading to minor changes in the presentation of the accounts, but without any impact on the net results.

Consolidated balance sheet (in million €)	**31/12/2005**	**30/12/2006**
Non-current assets	1,188.4	1,355.2
Intangible assets	116.4	110.7
Property, plant and equipment	712.8	716.4
Investments accounted for using the equity method	180.0	211.4
Available-for-sale financial assets	31.0	48.1
Loans granted	5.3	2.6
Trade and other receivables	3.6	6.3
Deferred tax assets	139.3	259.7
Current assets	1,748.5	2,795.2
Loans granted	-	1.1
Inventories	914.7	1,152.3
Trade and other receivables	717.7	1,421.6
Income tax receivables	9.6	9.2
Available-for-sale financial assets	0.4	36.4
Cash and cash equivalents	106.1	174.6
Total assets	**2,936.9**	**4,150.4**
Equity of the Group	1,015.4	988.1
Group shareholders' equity	971.1	939.0
Share capital and premiums	456.9	463.9
Retained earnings	678.8	827.5
Currency translation differences and other reserves	(136.1)	(312.8)
Treasury shares	(28.6)	(39.5)
Minority interest	44.3	49.1
Non-current liabilities	653.5	813.6
Provisions for employee benefits	217.9	215.7
Financial debt	250.4	400.1
Trade and other payables	1.8	3.5
Deferred tax liabilities	40.9	44.2
Provisions	142.5	150.2
Current liabilities	1,268.0	2,348.6
Financial debt	371.0	587.8
Trade and other payables	842.6	1,654.3
Income tax payable	17.4	49.7
Provisions	37.1	56.8
Total equity & liabilities	**2,936.9**	**4,150.4**

umicore

Consolidated cash flow statement

(in million €)	2005	2006
Profit from continuing operations	133.9	200.8
Adjustments for profit of equity companies	(30.5)	(49.7)
Adjustment for non-cash transactions	132.7	200.4
Adjustments for items to disclose separately or under investing and financing cash flows	40.1	67.0
Change in working capital requirement	(77.0)	(415.5)
Cash flow generated from operations	199.1	2.9
Dividend received	12.5	18.7
Tax paid during the period	(46.5)	(41.7)
Net cash flow generated by (used in) operating activities	165.0	(20.1)
Acquisition of property, plant and equipment	(142.8)	(133.3)
Acquisition of intangible assets	(1.8)	(4.3)
Acquisition of new subsidiaries (net of cash acquired)	(3.2)	(35.7)
Acquisition of / capital increase in associates	-	(3.0)
Acquisition in additional shareholdings in subsidiaries	(4.8)	-
Acquisition of financial assets	(1.1)	(14.1)
New loans extended	0.1	(37.2)
Sub-total acquisitions	(153.5)	(227.6)
Disposal of property, plant and equipment	6.5	11.5
Disposal of intangible assets	0.1	3.4
Disposal of subsidiaries (net of cash disposed)	-	8.6
Disposal of / capital decrease in associates	-	1.0
Disposal of financial fixed assets	1.1	7.2
Repayment of loans	114.0	2.8
Sub-total disposals	121.6	34.5
Net cash flow generated by (used in) investing activities	(31.9)	(193.2)
Capital increase	12.8	6.9
Own shares	(3.1)	(10.9)
Interest received	8.7	7.5
Interest paid	(33.7)	(39.6)
New loans	102.2	894.8
Repayment of loans	(192.3)	(517.4)
Dividends paid to Umicore shareholders	(41.1)	(48.5)
Dividends paid to minority shareholders	(6.2)	(4.4)
Net cash flow generated by (used in) financing activities	**(152.8)**	**288.3**
Effect of exchange rate fluctuations on cash held	7.3	(4.4)
Net cash flow from continuing operations	**(12.3)**	**70.5**
Impact of change in scope on cash and cash equivalents	-	0.3
Net cash flow from discontinued operations	(9.9)	-
Total net cash flow of the period	**(22.2)**	**70.8**
Net cash and cash equivalents at the beginning of the period	104.4	92.1
Cash to discontinued operations	9.9	-
Net cash and cash equivalents at the end of the period	92.1	162.9
of which cash and cash equivalents	106.1	174.6
of which bank overdrafts	(14.0)	(11.7)

Consolidated statement of recognized income & expenses (in million €)	2005	2006
Changes in available-for-sale financial assets reserves	9.3	16.3
Changes in cash flow hedge reserves	(137.8)	(249.0)
Changes in post employment benefit reserves	(40.5)	0.5
Changes in share-based payment reserves	1.9	7.7
Changes in deferred taxes directly recognized in equity	55.5	86.1
Changes in currency translation differences	59.4	(44.0)
Net income (expense) recognized directly in equity of continuing operations	**(52.3)**	**(182.3)**
Net income (expense) recognized directly in equity by discontinued operations	2.7	-
Profit (loss) of the period	154.6	200.8
Total recognized income	**105.1**	**18.4**
of which Group share	87.7	19.1
of which minority share	17.3	(0.6)

Condensed changes in Group shareholder's equity (in million €)	2005	2006
Balance at the beginning of the period	**1,281.6**	**1,015.4**
Result of the period	154.6	200.8
Net income (expense) recognized directly in equity	(49.6)	(182.3)
Capital increase	12.8	6.9
Dividends	(47.8)	(51.6)
Changes in treasury shares	(0.6)	(10.9)
Changes in scope	(20.1)	9.9
Impact of discontinued operations	(315.5)	-
Balance at the end of the period	**1,015.4**	**988.1**


umicore

Segment information 2006

(in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Un-allocated	Total
Total segment turnover	609.3	2,702.8	4,379.9	1,698.1	43.9	(618.9)	8,815.0
of which external turnover	606.4	2,502.2	4,005.7	1,656.9	43.9	-	8,815.0
of which inter-segment turnover	2.9	200.6	374.3	41.2	-	(618.9)	-
Operating result	23.4	127.0	121.5	(4.3)	(29.4)	-	238.2
Recurring	30.6	129.9	131.3	34.0	(45.3)	-	280.4
Non-recurring	(5.8)	(0.8)	(12.5)	(6.7)	15.9	-	(9.9)
IAS 39 effect	(1.4)	(2.1)	2.7	(31.6)	-	-	(32.3)
Equity method companies	20.2	5.2	-	24.3	-	-	49.7
Recurring	22.3	9.1	-	24.3	-	-	55.7
Non-recurring	(1.4)	(3.9)	-	-	-	-	(5.3)
IAS 39 effect	(0.6)	-	-	-	-	-	(0.6)
Capital expenditure	15.8	32.7	20.9	54.6	13.6	-	137.6
Depreciation & amortization	26.7	35.4	29.8	37.8	9.1	-	138.9
Non-cash expenses (income) other than depreciation	3.9	5.6	7.5	39.3	2.6	-	58.9
Impairment losses (reversal of impairment losses)	2.9	7.9	3.6	2.5	0.8	-	17.7

Segment information 2005

(in million €)	Advanced Materials	Precious Metals Products & Catalysts	Precious Metals Services	Zinc Specialties	Corporate	Un-allocated	Total
Total segment turnover	456.4	1,876.5	3,585.6	966.3	175.9	(494.1)	6,566.5
of which external turnover	456.4	1,860.6	3,133.0	940.8	175.9	-	6,566.5
of which inter-segment turnover	-	16.0	452.6	25.5	-	(494.1)	-
Operating result	39.3	126.9	56.6	(29.1)	(40.5)	-	153.2
Recurring	41.0	127.7	56.8	17.5	(43.9)	-	199.1
Non-recurring	(2.7)	0.4	2.4	(37.0)	-	-	(36.8)
IAS 39 effect	0.9	(1.2)	(2.6)	(9.6)	3.4	-	(9.1)
Equity method companies	18.4	8.4	-	3.7	-	-	30.5
Recurring	18.4	8.4	-	7.2	-	-	34.0
Non-recurring	-	-	-	(3.5)	-	-	(3.5)
IAS 39 effect	-	-	-	-	-	-	-
Capital expenditure	22.2	43.6	23.5	47.2	8.9	-	145.4
Depreciation & amortization	22.6	36.3	33.8	36.8	9.2	-	138.9
Non-cash expenses (income) other than depreciation	1.5	6.0	6.9	36.4	(2.8)	-	48.0
Impairment losses (reversal of impairment losses)	1.8	0.1	0.4	17.3	-	-	19.5

In 'Corporate' € 5.7 million in H2 2005 impairment losses have been reallocated to 'Depreciation & amortization'.

Glossary – Financial definitions

EBIT	Operating profit (loss) of fully consolidated companies, including income from other financial investments + Group share in net profit (loss) of companies accounted for under equity method.
Non-recurring EBIT	Includes non recurring items related to restructuring measures, impairment of assets, and other income or expenses arising from events or transactions that are clearly distinct from the ordinary activities of the company. Metal inventory write-downs are part of the non-recurring EBIT of the business groups.
Recurring EBIT	EBIT – non-recurring EBIT – IAS 39 effect.
Recurring EBIT margin	Recurring EBIT of fully consolidated companies / revenues excluding metals.
IAS 39 effect	Non-cash timing differences in revenue recognition in case of non-application of or non-possibility of obtaining IAS hedge accounting to: a) Transactional hedges, which implies that hedged items can no longer be measured at fair value, or b) Structural hedges, which implies that the fair value of the related hedging instruments are recognized in the income statement instead of the equity and this prior to the occurance of the underlying forecasted or committed transactions, or c) Derivatives embedded in executory contracts , which implies that the change in fair value on the embedded derivatives must be recognized in the income statement as opposed to the executory component where the fair value change in the income statement cannot be recognized.
EBITDA	EBIT + [depreciation & amortization + non-cash expenses other than depreciation (i.e.increase and reversal of provisions, inventory write-downs and write-backs, other impairment result) +/– IAS 39 effect] of fully consolidated companies.
Revenues (excluding metal)	All revenue elements – value of purchased metals.
Return on Capital Employed (ROCE)	Recurring EBIT / average capital employed. Historic, previously published , figures are not restated.
Capital employed	Total equity (excluding fair value reserves) + net financial debt + provisions for employee benefits - deferred tax assets and liabilities - IAS 39 impact.
Capital expenditure	Capitalized investments in tangible and intangible assets.
Cash-flow before financing	Net cash generated by (used in) operating activities + net cash generated by (used in) investing activities.
Net financial debt	Non current financial debt + current financial debt – cash and cash equivalents – loans granted in a non-operating context.
Recurring effective tax rate	Recurring tax charge / recurring profit (loss) before income tax of fully consolidated companies.

Market capitalization	Closing price x total number of outstanding shares.
EPS	Earnings per share for equity holders.
EPS, basic	Net earnings, Group share / average number of outstanding shares – treasury shares.
EPS, diluted	Net earnings, Group share / (average number of outstanding shares – treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).
EPS adjusted, basic	Net recurring earnings, Group share / total number of outstanding shares – treasury shares.
EPS adjusted, diluted	Net recurring earnings, Group share / (average number of outstanding shares – treasury shares + (number of potential new shares to be issued under the existing stock option plans x dilution impact of the stock option plans)).
NPAT	Net consolidated profit, Group share, without discontinued operations.

The above financial definitions relate to non-IFRS performance indicators except for 'EPS, basic' and 'EPS, diluted'.

For more information

Investor Relations:

Mr. Tim WEEKES – +32 2 227 73 98 – tim.weekes@umicore.com

Mr. Geoffroy RASKIN – +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:

Mr. Bart CROLS – +32 2 227 71 29 – +32 476 98 01 21 – bart.crols@umicore.com

Umicore profile

Umicore is a materials technology group. Its activities are centred on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of € 8.8 billion (€ 1.9 billion excluding metal) in 2006 and currently employs some 17,000 people.



Press release

18 January 2007

Umicore acquires U.S. contact materials producer

In the framework of its strategy of growing its worldwide position in the manufacturing of precious-metal based technical materials, Umicore has acquired the business of leading U.S. contact materials producer Ames Electro Materials Corp. (AEMC) – a subsidiary of Ames Goldsmith Corp. of Glens Falls, NY.

Ames Electro Materials Corp. in 2006 generated revenues of some US $ 8.5 million (excluding the value of precious metals). The company has 65 employees.

The acquisition will strengthen Umicore's presence in North America for providing high quality products for the switchgear, relay and metal joining industries. The company will be fully integrated into Umicore's Technical Materials business network and operate under the name Umicore Technical Materials North America.

AEMC operates sites in Glens Falls, New York, and Cranston, Rhode Island. Umicore plans to add further production capacity for brazing alloys in Glens Falls in the course of 2007. This acquisition further complements Umicore's technical materials operations in Hanau (Germany) and Guarulhos (Brazil) and the two Chinese activities acquired in 2006.

Umicore plans to move its existing contact materials operations from South Plainfield, New Jersey, to Glens Falls by the last quarter of 2007. The acquisition is expected to start contributing to earnings as soon as that move is complete.

Ames Goldsmith Corp, intends to concentrate on developing its core products, particularly in the field of electronic materials.

NOTE TO EDITORS

Contact materials are precious metals components which serve as the point of contact through which electrical connections are made and current can pass. Contact materials provide good electrical and thermal conductivity.

Umicore's **Technical Materials** business unit is a worldwide supplier for the electronic packaging industry and the glass industry. Its Contact Materials business line produces silver-based contact materials for the electro-technical industry (circuit breakers, switches, contactors, relays etc.). Its BrazeTec business line almost covers the entire spectrum of brazing materials.

n.v. Umicore s.a.
Corporate Communication

Broekstraat 31 Rue du Marais
B-1000 Brussels, Belgium
www.umicore.com

Phone +32 2 227 71 28
Fax +32 2 227 79 03
e-mail info@umicore.com

BTW BE401 574 852
Bank 210-0053806-23 - TRB 85382
Registered Office: Broekstraat 31 Rue du Marais, B-1000 Brussels

PROFILE

Umicore is a materials technology group. Its activities are centered on four business areas: Advanced Materials, Precious Metals Products and Catalysts, Precious Metals Services and Zinc Specialties. Each business area is divided into market-focused business units.

Umicore focuses on application areas where it knows its expertise in materials science, chemistry and metallurgy can make a real difference, be it in products that are essential to everyday life or those at the cutting edge of new technological developments. Umicore's overriding goal of sustainable value creation is based on this ambition to develop, produce and recycle materials in a way that fulfils its mission: materials for a better life.

The Umicore Group has industrial operations on all continents and serves a global customer base; it generated a turnover of EUR 6.6 billion in 2005 and currently employs some 16,000 people.

For more information:

Investor Relations:
Mr Tim WEEKES - Tel. +32 2 227 73 98 – tim.weekes@umicore.com
Mr Geoffroy RASKIN – Tel. +32 2 227 71 47 – geoffroy.raskin@umicore.com

Media:
Mr Bart CROLS – Tel +32 2 227 71 29 - +32 476 98 01 21 – bart.crols@umicore.com

umicore

LIMITED LIABILITY COMPANY
Registered office: rue du Marais 31 Broekstraat - 1000 Bruxelles
Company number 0401.574.852

Shareholders are invited to attend the extraordinary general meeting, which will be held on Thursday 22 March 2007, at 9.00 am, Boulevard Pachéco 34, Pachecolaan 34, 1000 Brussels.

In order for the following resolutions to be validly adopted, the attendance conditions set out in Articles 558, 559 and 620 of the Company Code must be complied with, namely that the shareholders present or represented at the meeting must hold at least half of the capital.

From past experience, it is likely that this meeting will not have the required quorum and so will not be able to deliberate validly.

If this is the case, a new extraordinary general meeting of shareholders will be convened for Wednesday 25 April 2007, after the ordinary general meeting which will take place at 5 p.m. This extraordinary general meeting will deliberate irrespective of the number of shares present and represented.

In order to facilitate the keeping of the attendance list on 22 March 2007, the shareholders or their representatives will be invited to register as of 8 a.m.

AGENDA

1. Amendment of the articles of association in order to comply with the Belgian Law of 14 December 2005 and the Royal Decree of 12 January 2006 related to the abolition of bearer shares

In order to comply with the Belgian Law of 14 December 2005 and the Royal Decree of 12 January 2006 related to the abolition of the bearer shares, it is proposed to modify the articles of association as indicated below.

Article 7. – Nature and ownership of the stock – Calls on shares.

Proposal to cancel and replace the first and second paragraphs by the following paragraphs:

"Shares which have not been fully paid up are registered shares. Fully paid up shares and other company securities exist in registered, bearer or dematerialised form and all shareholders are entitled to request, at any time, that their fully paid-up shares be converted from one form to another form, within the limits of the law and without prejudice to the provisions set out in the last sentence of the second paragraph of Article 6.

Dematerialised shares are represented by an entry in an account held in the name of its owner with an authorised account holder or with the clearing institution. The transfer of dematerialised shares is registered from one account to another account. The number of dematerialised shares in circulation is registered in the name of the clearing institution, per share category, in the company register of registered shares.

A register for each registered share category is held at the company's registered office. This register may be held electronically. All shareholders may read the register entry referring to their shares. The board of directors may assign a third party of its choice to hold the electronically registered shares registers."

Proposal to add the following paragraphs to the end of Article 7:

"Transitional provisions

The company may issue bearer shares and registered shares can be converted into bearer shares (and vice versa) up to and including 31 December 2007.

As from 1 January 2008, bearer shares booked into a securities account shall be automatically converted into dematerialised shares.

As from 1 January 2008, bearer shares not yet booked in a securities account shall be automatically converted into dematerialised shares as from the time they are booked into a securities account.

As from 1 January 2008, bearer shares subject to a stop shall be registered in the name of the party having placed a stop in a specific registered share register held at the company's registered office or by the third party appointed for that purpose by the board of directors."

Article 18. – Conduct of Meetings of shareholders

Proposal to cancel and replace the first sentence of the third paragraph by the following sentence:

"Irrespective of the items on the agenda, the board of directors or the bureau of the general meeting (making its decisions by majority vote) shall have the right to adjourn any ordinary or other general meeting of shareholders."

Proposal to cancel and replace the last sentence of the third paragraph by the following sentence:

"The carrying out of new attendance formalities shall be accepted within the time period specified in the articles of association."

2. Acquisition of own shares

Proposal to authorise the company to acquire on the stock market, until the 2008 ordinary general meeting of shareholders, own shares in the company, within the limits provided for by Articles 620 and following of the Company Code, at a price per share of between EUR 20 and EUR 200.

This proposal also covers the proposal to authorise the company's subsidiaries to acquire on the stock market, or in any other way whatsoever, shares in the company in accordance with the conditions of the authorisation granted to the company.

Conditions of admission to the extraordinary general meeting:

Pursuant to Article 536 of the Company Code and to Article 17 of the Articles of Association, and as a derogation of the conditions set forth in a) and b) of said Article 17, the board of directors has decided that shareholders will be admitted to, and can vote at, the general meeting if the company can determine, on the basis of the evidence submitted in accordance with the procedure described below, that they were holding **on Thursday 15 March 2007**, at midnight (Brussels time) (the "**Record Date**"), the shares of which they intend to exercise the voting rights at the shareholders meeting. In order to establish towards Umicore that they hold their shares on the Record Date, the shareholders must proceed as follows:

a. **For holders of registered shares**:

A confirmation of the number of shares for which they want their shareholding to be established on the Record Date, must reach UMICORE at the latest on Thursday 15 March 2007 at midnight (Brussels time)
By courier sent to Umicore registered office
or By fax: +32 2 227 79 13
or By e-mail: info@umicore.com
The holding of the shares on the Record Date will be assessed by UMICORE on the basis of the entries in the book of registered shares.

b. **For holders of bearer shares:**

- Owners of **printed bearer shares** must physically deposit the number of shares for which they want their shareholding to be established on the Record Date in a Belgian branch of one of the banks listed below, **at the latest on Thursday 15 March 2007** before the close of business at such branch. The holding of the shares on the Record Date will be established on the basis of a confirmation of the deposit sent to Umicore by the relevant bank. The deposited shares will be made available again to their shareholders as from Friday 16 March 2007 at the time of opening of such branch.

- Owners of **bearer shares on a deposit account** must notify one of the financial institutions listed below of the number of shares for which they want their shareholding to be established on the Record Date, **at the latest on Thursday 15 March 2007 at midnight** (Brussels time). The holding of the shares on the Record Date will be established on the basis of a confirmation sent to Umicore by the financial institutions.

FORTIS BANQUE/FORTIS BANK
BANQUE DEGROOF/BANK DEGROOF
DEXIA BANQUE/DEXIA BANK
ING
KBC BANK/KBC BANQUE
PETERCAM S.A.

The owner of bearer or registered shares can **vote by post** in accordance with Article 19 of the by-laws. Postal votes must be cast on the form prepared by Umicore.

The form for postal voting, approved by the board of directors, may be obtained from the company's registered office or on the company website: www.umicore.com , or through the above-mentioned financial institutions.

The signed original of the postal voting form must reach the company's registered office (attention J. Beeckmans) by Friday 16 March 2007 at the latest.

The owner of bearer or registered shares can attend the meeting through a proxy holder.

Proxy forms, approved by the board of directors, may be obtained from the company's registered office, on the company website: www.umicore.com, or through the above-mentioned financial institutions.

Signed original proxies must reach the company's registered office (attention J. Beeckmans) by Friday 16 March 2007 at the latest.

The shareholder who wishes to vote by post or to be represented must, in any case, comply with the registration procedure described here above.

We remind you that, in accordance with Belgian company law, no one may participate in or be represented at the general meeting of shareholders if he/she/it is not the effective owner of the shares.

Access to the extraordinary general meeting will be given on presentation of the ID card or the passport of the shareholder or of the proxy holder.

The board of directors

P.S.
Shareholders can park their cars free of charge in City Parking, Boulevard Pachéco 7, Pachecolaan, 1000 Brussels, if they have the ticket from the car park stamped at the reception desk of Umicore, Boulevard Pachéco 34 Pachecolaan, 1000 Brussels.

END